

13030998

*AB 3/20

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SEC Mail Processing Section
FEB 25 2013
Washington DC 400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

BERCHWOOD PARTNERS LLC AND AFFILIATE

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
NEW YORK, NY 10022

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
02 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. BERCHENBRITER 212-201-3933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAs, P.C.
(Name - *if individual, state last, first, middle name*)

488 MADISON AVE.	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/20

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BerchWood Partners LLC and Affiliate as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: 12/10/15

[signature]
Notary Public

[signature]
Signature

CEO / Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONTENTS

GRASSI & CO.



Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To the Members of
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial position of BerchWood Partners LLC and Affiliate at December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 ▪ Fax (516) 256-3510

An Independent Firm Associated with Moore Stephens International Limited

Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 22, 2013

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	3,653,718
Cash - restricted		89,888
Fees receivable		2,077,101
Property and equipment at cost, net of accumulated depreciation of $90,281		67,819
Security deposit		52,748
Other assets		9,979
TOTAL ASSETS	$	5,951,253

LIABILITIES AND EQUITY

LIABILITIES:		
Accrued expenses	$	795,334
Deferred rent liability		90,390
Retirement plan contribution payable		158,775
Distributions payable		1,528,405
Income taxes payable - current		63,000
Income taxes payable - deferred		45,000
Total Liabilities		2,680,904
COMMITMENTS AND CONTINGENCIES		
EQUITY		3,270,349
TOTAL LIABILITIES AND EQUITY	$	5,951,253

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 - ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). The Company consolidates in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity and has met the criteria of consolidation under accounting principles generally accepted in the United States of America. The Company is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year. The Company's consolidated statement of financial condition at December 31, 2012 includes net assets of the Affiliate, which total $131,545, which consist of $377,544 of assets and $245,999 of liabilities.

Principal Business Activity

The Company is a registered broker with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority ("FSA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due under the terms of the contract on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The tax years that remain subject to examination by taxing authorities are 2008 through 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation and Transactions

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the statement of financial condition date. Revenue, expenses, gains and losses have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $1,061,416, which was $891,408 in excess of its required minimum net capital of $170,008. The Company's ratio of aggregate indebtedness to net capital was 2.40 to 1.

NOTE 5 - FEES RECEIVABLE

Two customers represented approximately 64% and 35% of the Company's fees receivable at December 31, 2012.

The fees receivable include $2,077,101 from six customers at December 31, 2011, which are payable in installments through December 2014. The original success fees were discounted at a rate of 3.25%. The total unamortized discount as of December 31, 2012 was $2,700, and is being amortized as interest income by the effective interest method.

NOTE 5 - FEES RECEIVABLE (CONTINUED)

Fees receivable are expected to be collected as follows:

December 31,		
2013	$	1,717,401
2014		362,400
		2,079,801
Less: Discount		2,700
	$	2,077,101

The Company does not recognize interest on past due receivables. The Company has not recorded an allowance for doubtful accounts nor had a balance in doubtful accounts at the beginning of the year. All receivables are considered to be performing and none are considered to be impaired.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consists of the following:

Machinery and equipment	$	119,729
Furniture and fixtures		38,371
		158,100
Less: Accumulated depreciation		90,281
	$	67,819

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

The Company's lease for its New York office space expires May 19, 2015.

In September 2012, the Affiliate entered into a lease agreement expiring November 24, 2017 for its UK office space.

The future minimum payments under both noncancellable operating leases are subject to additional rentals based on increases in operating costs.

Future minimum lease payments under the noncancellable operating leases (including Affiliate) at December 31, 2012 are as follows:

Years Ending December 31,		
2013	$	421,180
2014		456,345
2015		266,988
2016		172,309
2017		157,950
Total	$	1,474,772

Rent is accounted for on a straight-line basis.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Letter of Credit

The lease security deposit is secured by a bank letter of credit and is reflected as restricted cash in the statement of financial condition.

Cash Credit Risk Concentration

The Company maintains cash balances in two financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. In addition, all funds in noninterest-bearing accounts are insured by the Federal Deposit Insurance Corporation through December 31, 2012. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK in the amount of approximately $151,000 at December 31, 2012

NOTE 8 - RETIREMENT PLAN

The Company maintains a profit sharing plan which covers all eligible members and employees.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after December 31, 2012 through the date of these consolidated financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.